UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Personal Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY PERSONAL SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Reports of Independent Registered Public Accounting Firms)

CON-WAY PERSONAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way Personal Savings Plan:
We have audited the accompanying statement of net assets available for benefits of Con-way Personal Savings Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 25, 2013

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way Personal Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way Personal Savings Plan (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2012

CON-WAY PERSONAL SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
Assets:	2012	2011
Investments, at fair value:
Mutual funds	$26,163,906	$11,666,188
Common trust funds	909,480	358,374
Con-way Common Stock	426,503	246,897
Total investments	27,499,889	12,271,459
Receivables:
Participant contributions	142,332	48,747
Notes receivable from participants	1,728,292	569,826
Total receivables	1,870,624	618,573
Cash	5,194	1,263
Net assets available for benefits	$29,375,707	$12,891,295
See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012
Additions:
Participant contributions	$13,592,037
Rollover contributions	2,534,032
Net appreciation in fair value of investments	2,125,119
Dividend and interest income	572,790
Interest received on notes receivable from participants	42,517
Transfers in from Con-way Retirement Savings Plan	9,036
Total additions	18,875,531
Deductions:
Distributions to participants	(2,391,119)
Net increase	16,484,412
Net assets available for benefits, beginning of year	12,891,295
Net assets available for benefits, end of year	$29,375,707
See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011
1. Description of Plan
The following description of the Con-way Personal Savings Plan (the Plan or PSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). A portion of the Plan also includes provisions for supplemental medical benefits, which are intended to comply with Section 401(h) of the Code. The Section 401(h) feature of the Plan has not been implemented. The Plan was adopted effective January 1, 2010.
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).
Eligibility
An employee is eligible to participate in the Plan if the employee first became a qualified employee on or after January 1, 2010, is not covered by a collective bargaining agreement, is not a leased employee, is not a nonresident alien or is not a resident of Puerto Rico. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.
Prior to January 1, 2012, employees of the Con-way Truckload, a subsidiary of the Company, who were not sales managers, directors, vice presidents or president were not eligible to participate in the Plan.  Effective January 1, 2012, Con-way Truckload was eliminated as a participating employer of the Con-way Personal Savings Plan.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way, at its discretion, makes Matching Contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the Plan. There were no Matching Contributions made to the Plan for the year ended December 31, 2012.
Effective January 1, 2013, the Plan was amended to provide a Basic Contribution equal to 2% of eligible compensation. Participants are eligible to receive Basic Contributions on the first day of the calendar quarter in which the employee completed six-months of service.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way Common Stock.
A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions or compensation, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.
Vesting
Participants are fully vested at all times in the portion of their accounts attributable to their elective deferrals, rollover contributions and Basic Contributions. Con-way’s Matching Contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching Contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2012 and 2011, there were no forfeitures available to reduce future contributions.

Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2012 bear interest at rates of 4.25%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.
Administrative Expenses
During 2012, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles (GAAP). These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
U.S. large company growth	$805,246	$—	$—	$805,246
U.S. large company value	301,821	—	—	301,821
U.S. small company growth	378,270	—	—	378,270
International equity	269,854	—	—	269,854
Targeted retirement date	24,012,304	—	—	24,012,304
Fixed income	396,411	—	—	396,411
Total mutual funds	26,163,906	—	—	26,163,906

Common trust funds:
U.S. equity index	—	257,665	—	257,665
Balanced	—	28,782	—	28,782
Fixed income	—	124,864	—	124,864
Money market	—	498,169	—	498,169
Total common trust funds	—	909,480	—	909,480

Con-way Common Stock	426,503	—	—	426,503

Total assets at fair value	$26,590,409	$909,480	$—	$27,499,889

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
U.S. large company growth	$277,855	$—	$—	$277,855
U.S. large company value	74,145	—	—	74,145
U.S. small company growth	133,822	—	—	133,822
International equity	98,968	—	—	98,968
Targeted retirement date	10,908,937	—	—	10,908,937
Fixed income	172,461	—	—	172,461
Total mutual funds	11,666,188	—	—	11,666,188

Common trust funds:
U.S. equity index	—	81,634	—	81,634
Balanced	—	11,150	—	11,150
Fixed income	—	60,026	—	60,026
Money market	—	205,564	—	205,564
Total common trust funds	—	358,374	—	358,374

Con-way Common Stock	246,897	—	—	246,897

Total assets at fair value	$11,913,085	$358,374	$—	$12,271,459
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Mutual funds and Con-way Common Stock: Valued at fair value equal to the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds: Valued at the fair value of the underlying investments and reported at the net asset value (NAV) of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2012 and 2011:

				Redemption
	Fair Value		Redemption	Notice
	2012	2011	Frequency	Period

Common trust funds	$909,480	$358,374	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.

4. Investments
The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2012	2011
Mutual funds:
T. Rowe Price Retirement 2020 Fund, 98,154 and 66,157 shares, respectively	$1,754,996	$1,052,552
T. Rowe Price Retirement 2025 Fund, 230,257 and 111,616 shares, respectively	$3,020,969	$1,292,512
T. Rowe Price Retirement 2030 Fund, 228,334 and 128,227 shares, respectively	$4,320,083	$2,120,873
T. Rowe Price Retirement 2035 Fund, 279,267 and 137,761 shares, respectively	$3,736,590	$1,606,292
T. Rowe Price Retirement 2040 Fund, 179,912 and 95,447 shares, respectively	$3,434,520	$1,581,557
T. Rowe Price Retirement 2045 Fund, 224,305 and 109,998 shares, respectively	$2,850,918	$1,213,281
T. Rowe Price Retirement 2050 Fund, 272,917 and 130,804 shares, respectively	$2,909,295	$1,209,933
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$2,125,612
Common trust funds	31,529
Con-way Common Stock	(32,022)
$2,125,119
5. Income Tax Status
In 2010, the Plan applied for a determination letter in accordance with Internal Revenue Service (IRS) requirements to ensure the Plan and related trust are designed in accordance with applicable sections of the Code. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.
6. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.
The Plan offers Con-way Common Stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY PERSONAL SAVINGS PLAN
EIN 94-1444798
Plan No. 015
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
	Identity of
	issue, borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Mutual funds:
*	T. Rowe Price	Growth Stock Fund (13,647 shares)	$473,288	$515,567
*	T. Rowe Price	Equity Income Fund (11,411 shares)	276,866	301,821
*	T. Rowe Price	Science and Technology Fund (10,646 shares)	284,333	289,679
*	T. Rowe Price	Small-Cap Stock Fund (11,116 shares)	372,769	378,270
*	T. Rowe Price	Retirement 2005 Fund (1,711 shares)	20,081	20,770
*	T. Rowe Price	Retirement 2010 Fund (5,216 shares)	80,880	85,903
*	T. Rowe Price	Retirement 2015 Fund (38,056 shares)	460,770	490,163
*	T. Rowe Price	Retirement 2020 Fund (98,154 shares)	1,638,035	1,754,996
*	T. Rowe Price	Retirement 2025 Fund (230,257 shares)	2,820,928	3,020,969
*	T. Rowe Price	Retirement 2030 Fund (228,334 shares)	3,995,570	4,320,083
*	T. Rowe Price	Retirement 2035 Fund (279,267 shares)	3,474,577	3,736,590
*	T. Rowe Price	Retirement 2040 Fund (179,912 shares)	3,174,973	3,434,520
*	T. Rowe Price	Retirement 2045 Fund (224,305 shares)	2,639,468	2,850,918
*	T. Rowe Price	Retirement 2050 Fund (272,917 shares)	2,697,676	2,909,295
*	T. Rowe Price	Retirement 2055 Fund (129,825 shares)	1,273,884	1,368,356
*	T. Rowe Price	Retirement Income Fund (1,415 shares)	19,154	19,741
	PIMCO	PIMCO Total Return Institutional Fund (35,268 shares)	393,487	396,411
	Dodge & Cox	Dodge & Cox International Stock Fund (7,790 shares)	239,962	269,854
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (16,475 shares)	234,370	257,665
*	T. Rowe Price	Bond Index Trust (3,699 shares)	121,511	124,864
*	T. Rowe Price	U.S. Treasury Money Market Trust (498,169 shares)	498,169	498,169
*	T. Rowe Price	Retirement Strategy Trust - Balanced (792 shares)	27,100	28,782
		Common stock:
*	Con-way Inc.	Con-way Common Stock (15,331 shares)	459,799	426,503
		Participant loans:
*	Plan participants	Participant loans with interest of 4.25% and maturity dates through 2017	—	1,728,292
				$29,228,181
*	Represents a party-in-interest as of December 31, 2012.
	Note: Cost is calculated using the current value rolling-average cost method.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Personal Savings Plan
(Name of Plan)

June 25, 2013	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX
Exhibit Number            Exhibit

23.1            Consent of Independent Registered Public Accounting Firm
23.2            Consent of Independent Registered Public Accounting Firm